Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-183890 of Oriental Financial Group Inc. on Form S-1 of our report dated September 13, 2012 related to the combined financial statements of BBVAPR Holding Corporation and BBVA Securities of Puerto Rico, Inc. as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to an agreement entered into by Banco Bilbao Vizcaya Argentaria, S.A. to sell to Oriental Financial Group Inc. all of the outstanding common stock of BBVAPR Holding Corporation and BBVA Securities of Puerto Rico, Inc., subject to certain conditions), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico

October 9, 2012